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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                                  For the month
                                       of
                                 August 1, 1996



                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                   Citco Building, Wickhams Cay, P.O. Box 662,
                   Road Town, Tortola, British Virgin Islands
                    (Address of principal executive offices)
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NAM TAI ELECTRONICS, INC.                                 CONTACT: WENDY WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET                              P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831                                NEWS RELEASE



                       NAM TAI ELECTRONICS, INC. ANNOUNCES
                   NEW ADDITION TO SENIOR MANAGEMENT TEAM AND
                     DIVIDEND FROM DESWELL INDUSTRIES, INC.


VANCOUVER, CANADA August 1, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced the following:

ADDITION TO SENIOR MANAGEMENT TEAM

Mr. Hidekazu Amishima has joined the Company as Director and Vice General Manager of Nam Tai Electronic (Shenzhen) Co. Ltd., to be responsible for day to day factory operations at Nam Tai's manufacturing facility in the People's Republic of China. Mr. Amishima joined the Company after serving with Kanda Tsushin Industrial Co. Ltd. of Japan from 1964 until recently, where he served in managerial positions of increasing responsibility in the areas of manufacturing and technology. Mr. Amishima brings to Nam Tai expertise in many relevant areas of business.

"Nam Tai is pleased to announce the appointment of Mr. Amishima as Vice General Manager of our factory operations." commented M.K. Koo, Chairman of Nam Tai. "His thorough knowledge and experience in the manufacturing industry will be very valuable to Nam Tai as we continue to build our business and senior management team."

DESWELL INDUSTRIES, INC. DIVIDEND

Nam Tai is entitled to the recently announced dividend by Deswell Industries, Inc. ("Deswell") of $0.35 per share on its shareholding in Deswell, which has recently increased to 489,370 common shares through Nam Tai's exercise of warrants to purchase additional shares. This dividend is payable on August 13, 1996 and will result in Nam Tai recording other income of approximately $171,000 for its third quarter ending September 30, 1996. Deswell is a supplier of plastic components and the relationship between the two companies is of benefit to Nam Tai as it helps to ensure the supply of quality plastic parts to expand the Company's business and service its customers.

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

                                      -end-
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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                 For and on behalf of
                                                 Nam Tai Electronics, Inc.
                                                 by



                                                 (S.d.) Koo Ming Kown
                                                 -------------------------------
                                                 Koo Ming Kown
                                                 Chairman

Date: August 6, 1996